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TABLE OF CONTENTS

Filed Pursuant to Rule 424 (b) 3
Registration Statement No. 333-119023

PROSPECTUS

CVS Corporation

Offer to Exchange
4% Notes Due September 15, 2009
4 7/8% Exchange Notes Due September 15, 2014
for
4% Notes Due September 15, 2009
4 7/8% Exchange Notes Due September 15, 2014

        We are offering to exchange up to $650,000,000 of our new 4% Exchange Notes due September 15, 2009 and up to $550,000,000 of our new 4 7/8% Exchange Notes due September 15, 2014, which we collectively refer to as the new notes, for up to $650,000,000 of our existing 4% Notes due September 15, 2009 for up to $550,000,000 of our existing 4 7/8% Notes due September 15, 2009, which we collectively refer to as the old notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

        To exchange your old notes for new notes:

  •
  you are required to make the representations described on page 30 to us

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  you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, The Bank of New York, by 5:00 p.m., New York time, on November 15, 2004

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  you should read the section called "The Exchange Offer" for further information on how to exchange your old notes for new notes

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 14, 2004

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Because our common stock is listed on the New York Stock Exchange, reports and other information concerning CVS can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, our SEC filings, as well as other Company information, are available via the internet on our corporate web site at http://www.cvs.com.

        This prospectus is a part of a registration statement filed by us with the SEC under the Securities Act. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference includes important business and financial information that is not included in this document and is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, excluding information deemed to be furnished and not filed with the SEC after the date of this prospectus and prior to the earlier of the 180th day after the expiration date or such time as broker-dealers no longer own any new notes.

  (1)
  CVS' Annual Report on Form 10-K for the fiscal year ended January 3, 2004;

  (2)
  CVS' Quarterly Report on Form 10-Q for the quarter ended July 3, 2004; and

  (3)
  CVS' Current Report on Form 8-K filed on April 6, 2004 and September 14, 2004.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Nancy R. Christal
Vice President, Investor Relations
CVS Corporation
670 White Plains Road, Suite 210
Scarsdale, New York, 10583
(800) 201-0938

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of CVS Corporation. We may, from time to time, make forward-looking statements in our filings with the SEC. Generally, the inclusion of the words "believe," "expect," "intend," "estimate," "project," "anticipate," "will," and similar expressions identify statements that constitute forward-looking statements. All statements addressing the operating performance of CVS Corporation or any subsidiary or any events, or developments that we expect or anticipate will occur in the future, including statements relating to sales growth, earnings or earnings per common share growth, free cash flow, debt rating, inventory levels, inventory turn and loss rates, store development, relocations and new market entries, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based upon management's then current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to:

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  The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies, governmental entities and other third party payers to reduce prescription drug costs and pharmacy reimbursement rates;

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  The growth of mail order pharmacies and changes to pharmacy benefit plans requiring maintenance medications to be filled exclusively through mail order pharmacies;

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  Our ability to integrate successfully and significantly improve the operating results of the Southern Business (as defined below);

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  Increased competition from other drugstore chains, supermarkets, membership clubs, discount retailers and internet companies (e-commerce) as well as changes in consumer preferences or loyalties;

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  The frequency and rate of introduction of successful new prescription drugs;

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  Our ability to generate sufficient cash flows to support capital expansion and general operating activities;

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  Interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms;

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  Our ability to identify, implement and successfully manage and finance strategic expansion opportunities including entering new markets, acquisitions and joint ventures;

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  Our ability to establish effective advertising, marketing and promotional programs (including pricing strategies and price reduction programs implemented in response to competitive pressures and/or to drive demand);

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  Our ability to continue to secure suitable new store locations under acceptable lease terms;

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  Our ability to attract, hire and retain suitable pharmacists and management personnel;

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  Our ability to achieve cost efficiencies and other benefits from various operational initiatives and technological enhancements;

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  Litigation risks as well as changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations);

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  The creditworthiness of the purchasers of businesses formerly owned by us and whose leases are guaranteed by CVS;

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  Fluctuations in inventory cost, availability and loss levels and our ability to maintain relationships with suppliers on favorable terms;

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  Our ability to implement successfully and to manage new computer systems and technologies;

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  The strength of the economy in general or in the markets served by CVS, including changes in consumer purchasing power and/or spending patterns; and

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  Other risks and uncertainties detailed from time to time in our filings with the SEC.

        The foregoing list is not exhaustive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting our business. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations. For these reasons, you are cautioned not to place undue reliance on our forward-looking statements.

SUMMARY

        The following summary contains basic information about this exchange offer. It may not contain all the information that is important to you in making your investment decision. More detailed information appears elsewhere in this prospectus and in our consolidated financial statements and accompanying notes that we incorporate by reference. "The Exchange Offer" and the "Description of the New Notes" sections of this prospectus contain more detailed information regarding the terms and conditions of the exchange offer and the new notes. Certain capitalized terms used in this prospectus summary are defined elsewhere in this prospectus. Unless the context clearly implies otherwise, the words "CVS," "company," "we," "our," "ours" and "us" refer to CVS Corporation and its subsidiaries.

CVS Corporation

        CVS Corporation is a leader in the retail drugstore industry in the United States with net sales of $26.6 billion in fiscal 2003, making us the second largest retail drugstore chain based on sales. As of July 3, 2004, we operated 4,206 retail and specialty pharmacy stores in 32 states and the District of Columbia. At the end of fiscal 2003, we operated in 68 of the top 100 U.S. drugstore markets and held the number one market share in 32 of these markets. At the end of fiscal 2003, we held the number one or number two market share in 62% of the markets in which we operated. During fiscal 2003, we filled over 334 million prescriptions, or approximately 10% of the U.S. retail market. Our current operations are grouped into two businesses: Retail Pharmacy and Pharmacy Benefit Management, or PBM.

  Retail Pharmacy—As of July 3, 2004, the Retail Pharmacy business included 4,159 retail drugstores and our online retail website, CVS.com. The retail drugstores are located in 28 states and the District of Columbia, operating under the CVS® or CVS/pharmacy® name. CVS/pharmacy stores sell prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, greeting cards, film and photo finishing services, beauty products and cosmetics, seasonal merchandise and convenience foods, which we refer to as "front store" products. Existing stores generally range in size from approximately 8,000 to 12,000 square feet, although most new stores are based on either an approximately 10,000 or 12,000 square foot prototype building and typically include a drive-thru pharmacy. The Retail Pharmacy is our only reportable segment, as it represented approximately 95% of consolidated net sales and operating profit in 2003.

  Pharmacy Benefit Management—The PBM business provides a full range of prescription benefit management services to managed care and other organizations. These services include plan design and administration, formulary management, mail order pharmacy services, claims processing and generic substitution. The PBM business, which, as of July 3, 2004, managed approximately 15 million lives, operates under the PharmaCare Management Services name and ranks as one of the top ten full service PBMs in the nation. The PBM business also includes our Specialty Pharmacy operations, which represent the largest integrated retail and mail provider of specialty pharmacy services in the nation. Specialty pharmacy focuses on supporting individuals that require complex and expensive drug therapies to treat conditions such as organ transplants, HIV/AIDS and genetic conditions such as infertility, multiple sclerosis and certain cancers. As of July 3, 2004, we operated 47 specialty pharmacies, located in 19 states and the District of Columbia, and two mail order facilities. Specialty pharmacy stores, which operate under the Pharmacare® Pharmacy name, average 2,000 square feet in size and sell prescription drugs and a limited assortment of front store items such as alternative medications, homeopathic remedies and vitamins.

        On July 31, 2004, CVS Corporation and its wholly owned subsidiary, CVS Pharmacy, Inc., completed the acquisition of approximately 1,260 Eckerd drugstores (located mainly in the southern United States, including Texas and Florida), as well as Eckerd Health Services, which includes Eckerd's pharmacy benefits management and mail order businesses, which we refer to collectively as the

Southern Business, from J.C. Penney Company, Inc. We refer to this acquisition herein as the acquisition of the Southern Business.

        The acquisition of the drugstores was structured as an asset purchase, while the acquisition of the pharmacy benefit management and mail order business was structured as a stock purchase under the Asset Purchase Agreement dated as of April 4, 2004. The purchase price under the Asset Purchase Agreement was $2.15 billion, which is subject to adjustment based on the working capital of the Southern Business as of closing. The consummation of the transaction makes us America's leading pharmacy retailer with more than 5,000 locations in 36 states and the District of Columbia. As a result of our acquisition, our PharmaCare® subsidiary nearly doubled in size to more than $2 billion in sales and serves approximately 30 million lives based on 2003 pro forma results for the combined businesses.

        CVS Corporation is a Delaware Corporation. Our Store Support Center (corporate office) is located at One CVS Drive, Woonsocket, Rhode Island 02895, telephone (401) 765-1500. Our common stock is listed on the New York Stock Exchange under the trading symbol "CVS."

Recent Developments

        On August 10, 2004, CVS announced July 2004 sales results. Same store sales (sales from stores open more than one year) for the four weeks ended July 31, 2004 increased 4.1% over the prior year period. Pharmacy same store sales increased 5.3% and front end same store sales increased 1.6% over the prior year period. Total sales for the four-week period ended July 31, 2004 increased 5.9% to $2.04 billion, compared to $1.93 billion in the prior year period. Total pharmacy sales represented 69.8% of total company sales in July 2004.

        On September 8, 2004, CVS announced August 2004 sales results. Same store sales (sales from stores open more than one year) for the four weeks ended August 28, 2004 increased 5.2% over the prior year period. Pharmacy same store sales increased 6.8% and front end same store sales increased 1.6% over the prior year period. Same store sales do not include the sales results of the acquired Southern Business. The acquired stores will be included in same store sales following the one-year anniversary of the acquisition, beginning in fiscal August 2005. Total sales for the four-week period ended August 28, 2004 increased 32.1% to $2.59 billion, compared to $1.96 billion in the prior year period. Total pharmacy sales represented 71.0% of total company sales in August 2004.

The Exchange Offer

New Notes	Up to $650,000,000 in principal amount of our new 4% notes due 2009 and up to $550,000,000 in principal amount of our new 4 7/8% notes due 2014.
The Exchange Offer
We are offering to issue the new notes in exchange for a like principal amount of outstanding old notes that we issued on September 14, 2004. We are offering to issue the new notes to satisfy our obligations contained in the registration rights agreement we entered into when we sold the old notes in transactions pursuant to Rule 144A and Regulation S under the Securities Act. The old notes were subject to transfer restrictions that will not apply to the new notes so long as you are acquiring the new notes in the ordinary course of your business, you are not participating in a distribution of the new notes and you are not an affiliate of ours.

Maturity Date	The new notes due 2009 will mature on September 15, 2009 and the new notes due 2014 will mature on September 15, 2014.
Interest
The new notes due 2009 will bear interest at the rate of 4% per annum and the new notes due 2014 will bear interest at the rate of 4 7/8% per annum, in each case payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2005.
Ranking
The new notes will be our general unsecured obligations. As such, the new notes will rank equally in right of payment with all of our other unsecured and unsubordinated debt from time to time outstanding. See "Description of the New Notes—General."
Optional Redemption	We may redeem the new notes, in whole or in part at any time and from time to time, at redemption prices described herein. See "Description of the New Notes—Optional Redemption."
Restrictive Covenants
The indenture pursuant to which the new notes will be issued contains covenants that, among other things, limit our ability and the ability of our Restricted Subsidiaries to secure indebtedness with a security interest on certain property or stock or engage in certain sale and leaseback transactions with respect to certain properties. See "Description of the New Notes—Certain Covenants."
Use of Proceeds
We will not receive any proceeds from the issuance of the new notes. The net proceeds from the issuance of the old notes were used to repay commercial paper incurred to finance the acquisition of the Southern Business. See "Use of Proceeds."
Denominations and Issuance of New Notes	The new notes will be issued only in registered form without interest coupons, in denominations that are even multiples of $1,000.
Tenders, Expiration Date, Withdrawal
The exchange offer will expire at 5:00 p.m., New York City time, on November 15, 2004, unless it is extended. To tender your old notes, you must follow the detailed procedures described under the heading "The Exchange Offer—Procedures for Tendering Old Notes" including special procedures for certain beneficial owners and broker-dealers. If you decide to exchange your old notes for new notes, you must acknowledge that you do not intend to engage in and have no arrangement with any person to participate in a distribution of the new notes. If you decide to tender your old notes pursuant to the exchange offer, you may withdraw them at any time prior to 5:00 p.m., New York City time, on the expiration date.

United States Federal Income Tax Consequences	Your exchange of old notes for new notes pursuant to the exchange offer will not result in a gain or loss to you. See "Material United States Tax Consequences of the Exchange Offer."
Exchange Agent	The Bank of New York is the exchange agent for the exchange offer.
Failure to Exchange Your Old Notes
If you fail to exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to transfer restrictions and you will not have any further rights under the exchange and registration rights agreement, including any right to require us to register your old notes or to pay any additional interest.
Trading Market
To the extent that old notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, old notes could be adversely affected. There may be no trading market for the old notes.

We cannot assure you that an active public market for the new notes will develop or as to the liquidity of any market that may develop for the new notes, the ability of holders to sell the new notes, or the price at which holders would be able to sell the new notes. See "The Exchange Offer —Resale of the New Notes."
Accounting Treatment	We will recognize no gain or loss as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes.

USE OF PROCEEDS

        This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the new notes and have agreed to pay the expenses of the exchange offer. In consideration for issuing the new notes as contemplated in the registration statement of which this prospectus is a part, we will receive, in exchange, old notes in like principal amount. The form and terms of the new notes are identical in all material respects to the form and terms of the old notes, except as otherwise described herein under "The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes." The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our outstanding debt. The net proceeds from the issuance of the old notes were used to repay commercial paper incurred to finance the acquisition of the Southern Business.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table sets forth our selected historical consolidated financial and operating data. This data does not include the financial and operating data on a carve out basis for the Southern Business or financial information for the combined companies on a pro forma basis. The selected historical consolidated financial and operating data as of and for the fifty three week periods ended January 3, 2004 and January 1, 2000 and the fifty two week periods ended December 28, 2002, December 29, 2001, and December 30, 2000 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, independent registered public accounting firm. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The selected consolidated financial and operating data as of and for the twenty-six week periods ended July 3, 2004 and June 28, 2003 have been derived from our unaudited consolidated financial statements. The results for the twenty-six week periods ended July 3, 2004 are not necessarily indicative of results that may be expected for the entire fiscal year.

        You should read this selected consolidated financial and operating data in conjunction with our Annual Report on Form 10-K for the fiscal year ended January 3, 2004 and our Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2004.

	Twenty-Six Weeks Ended				Fiscal Year
	July 3, 2004		June 28, 2003		2003 (53 weeks)		2002 (52 weeks)		2001 (52 weeks)		2000 (52 weeks)		1999 (53 weeks)
	(in millions, except per share amounts and number of stores)
Statement of Operations Data:
Net sales	$13,761.7		$12,757.7		$26,588.0		$24,181.5		$22,241.4		$20,087.5		$18,098.3
Gross margin(1)	3,598.2		3,239.3		6,863.0		6,068.8		5,691.0		5,361.7		4,861.4
Selling, general & administrative	2,615.9		2,403.0		5,097.7		4,552.3		4,256.3		3,761.6		3,488.0
Depreciation and amortization(2)	189.5		168.0		341.7		310.3		320.8		296.6		277.9
Merger, restructuring and other nonrecurring charges and gains	—		—		—		—		343.3		(19.2)		—
Operating profit(3)	792.8		668.3		1,423.6		1,206.2		770.6		1,322.7		1,135.5
Other expense (income), net	13.8		25.3		48.1		50.4		61.0		79.3		59.1
Income tax provision	299.9		246.9		528.2		439.2		296.4		497.4		441.3
Net Earnings(4)	$479.1		$396.1		$847.3		$716.6		$413.2		$746.0		$635.1
Per Common Share Data:
Net Earnings:(4)
Basic	1.19		0.99		2.11		1.79		1.02		1.87		1.59
Diluted	1.15		0.97		2.06		1.75		1.00		1.83		1.55
Cash dividends per common share	$0.1325		$0.1150		$0.230		$0.230		$0.230		$0.230		$0.230
Other Operating Data:
Ratio of earnings to fixed charges(5)	5.30	x	4.56	x	4.78	x	4.35	x	3.01	x	4.56	x	4.88	x
Pharmacy sales as a percentage of total sales	69.7%		69.1%		68.8%		67.6%		66.1%		62.7%		58.7%
Total same store sales	6.2%		4.7%		5.8%		8.4%		8.6%		10.9%		12.5%
Pharmacy same store sales	7.6%		7.3%		8.1%		11.7%		13.0%		17.7%		19.4%
Third party sales as a percentage of pharmacy sales	93.8%		92.7%		93.2%		92.3%		90.9%		89.2%		86.5%
Number of stores (at end of period)	4,206		4,113		4,179		4,087		4,191		4,133		4,098
Balance Sheet:
Total working capital	$3,217.2		$2,673.5		$3,007.3		$2,876.2		$2,344.0		$1,972.5		$1,718.1
Total assets	10,513.5		9,620.7		10,543.1		9,645.3		8,636.3		7,949.5		7,275.4
Long-term debt	752.5		775.9		753.1		1,076.3		810.4		536.8		558.5
Total shareholders' equity	6,528.8		5,564.0		6,021.8		5,197.0		4,566.9		4,304.6		3,679.7

(1)
Gross margin includes the pre-tax effect of nonrecurring charges in 2001 for $5.7 million ($3.6 million after-tax) related to the markdown of certain inventory to its net realizable value as part of the 2001 strategic restructuring.

(2)
As a result of adopting SFAS No. 142 "Goodwill and Other Intangible Assets" at the beginning of fiscal 2002, CVS no longer amortizes goodwill and other indefinite-lived intangible assets. Goodwill amortization totaled $31.4 million pre-tax ($28.2 million after-tax) in 2001, $33.7 million pre-tax ($31.9 million after-tax) in 2000 and $38.9 million pre-tax ($38.1 million after- tax) in 1999.

(3)
Operating profit includes the pre-tax effect of the charges discussed in Note (1) above and the following merger, restructuring, and other nonrecurring charges and gains: (i) in 2001, $346.8 million ($226.9 million after-tax) related to restructuring and asset impairment costs associated with the strategic restructuring and $3.5 million ($2.1 million after-tax) nonrecurring gain resulting from the net effect of the $50.3 million of settlement proceeds received from various lawsuits against certain manufacturers of brand name prescription drugs which was offset by our contribution of $46.8 million of these settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving, (ii) in 2000, $19.2 million ($11.5 million after-tax) nonrecurring gain representing partial payment of our share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs.

(4)
Net Earnings include the after-tax effect of the charges and gains discussed in Notes (1) and (3) above.

(5)
For the purposes of computing the ratio of earnings to fixed charges, earnings consist of net earnings before income taxes and fixed charges (excluding capitalized interest). Fixed charges consist of interest, capitalized interest and one-third of rental expense, which is deemed representative of interest factor.

DESCRIPTION OF THE NEW NOTES

        The old notes were, and the new notes will be, governed by the indenture dated as of September 14, 2004 between CVS and The Bank of New York as trustee. The following summary highlights material terms of the indenture. Because this is a summary, it does not contain all of the information that is included in the indenture. You should read the entire indenture, including the definitions of the terms used below. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. We have filed a copy of the indenture as an exhibit to the registration statement to which this prospectus relates.

        The terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. If we do not complete the exchange offer by April 22, 2005, holders of old notes that have complied with their obligations under the registration rights agreement will be entitled to liquidated damages in an amount equal to a rate of 0.25% per year on the notes until the consummation of the exchange offer. For purposes of this section, reference to "CVS," "our company," "we," "our" and "us" refer only to CVS Corporation and not its subsidiaries and reference to "Notes" refers to the new notes.

General

        The new notes due 2009 and the new notes due 2014 will be our unsecured senior obligations. The new notes due 2009 will mature on September 15, 2009 and will be initially limited to $650 million aggregate principal amount. The new notes due 2014 will mature on September 15, 2014 and will be initially limited to $550 million aggregate principal amount. The new notes due 2009 will bear interest at 4% per annum and the new notes due 2014 will bear interest at 4 7/8% per annum, in each case from September 14, 2004, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on March 15 and September 15 in each year, commencing March 15, 2005 to the person in whose name such Note (or any predecessor Note) is registered at the close of business on the March 1 or September 1, respectively, preceding such interest payment date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transfers thereof will be registrable, at an office or agency of ours, one of which will be maintained for such purpose in New York, New York (which initially will be the corporate trust office of the trustee) or such other office or agency permitted under the indenture. Payment of any interest due on any Note will be made to the person in whose name such Note is registered at the close of business on the regular record date for such interest.

        We do not intend to list the Notes on a national securities exchange.

        The indenture does not contain any provisions that would limit our ability to incur indebtedness or require the maintenance of financial ratios or specified levels of net worth or liquidity, nor does it contain covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence. However, the provisions of the indenture do:

           (1)  provide that, subject to certain exceptions, neither we nor any of our Restricted Subsidiaries (as defined therein) will subject our property or assets to any mortgage or other encumbrance unless the Notes are secured equally and ratably with such other indebtedness thereby secured, and

           (2)  contain certain limitations on the entry into certain sale and leaseback arrangements by us and our Restricted Subsidiaries.

        In addition, the indenture does not contain any provisions which would require us to repurchase or redeem or otherwise modify the terms of any of the Notes upon a change in control or other events involving us which may adversely affect the creditworthiness of the Notes. See "—Certain Covenants."

        The new notes due 2009 are initially being offered in the aggregate principal amount of $650 million and the new notes due 2014 are initially being offered in the aggregate principal amount of $550 million. We may, without the consent of the holders of either series of the Notes, increase such principal amount in the future on the same terms and conditions and with the same respective CUSIP numbers as the Notes of that series being offered hereby. The new notes due 2009 offered hereby and any additional notes due 2009 would be treated as a single series for all purposes under the indenture and will vote together as one class on all matters with respect to the new notes due 2009. The new notes due 2014 offered hereby and any additional new notes due 2014 would be treated as a single series for all purposes under the indenture and will vote together as one class on all matters with respect to the new notes due 2014.

Book-Entry, Delivery and Form

        Except as set forth below, the Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

        Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. Transfers between Clearstream participants and Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures. Cross market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depository; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depository to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to the depositories. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global securities to such persons may be limited.

        So long as Cede & Co., as the nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of such global notes. Except as provided below, owners of beneficial interests in the global notes will:

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  not receive physical delivery of certificates in definitive registered form; and

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  not be considered holders of the global notes.

        We will pay interest on and the redemption price of the global notes to Cede & Co., as the registered owner of the global notes, by wire transfer of immediately available funds on each interest payment date or the redemption date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

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  for the records relating to, or payments made on account of, beneficial ownership interests in the global notes; or

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  for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

        Neither we, nor the trustee, registrar or paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited, and only in respect of the principal amount of the Notes represented by the global notes as to which the participant or participants has or have given such direction.

        DTC has advised us that it is:

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  a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

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  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

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  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, DTC has ceased to be a clearing agency registered under the Exchange Act or an event of default has occurred and is continuing, we will issue notes in certificated form in exchange for the global notes. The indenture permits us to determine at any time and in our sole discretion that either or both series of the Notes shall no longer be represented by the global notes. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global notes at the request of each DTC participant. We would issue definitive certificates in exchange for any beneficial interests withdrawn.

Same Day Payment

        The Company will make payments in respect of the Notes represented by the global notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the global notes holder. If we issue notes in certificated form in exchange for the global notes, the Company will make all payments of principal, interest and premium and additional interest, if any, with respect to such certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes, or by mailing a check to each such holder's registered address.

Optional Redemption

        We, at our option, may at any time redeem all or from time to time redeem any portion of either series of the Notes, at a redemption price, plus accrued interest to the date of redemption, equal to the greater of (i) 100% of the principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable

Treasury Yield plus 10 basis points for the new notes due 2009 or the applicable Treasury Yield plus 12.5 basis points for the new notes due 2014.

        "Comparable Treasury Issue" means, with respect to either series of the Notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of such series of the Notes, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such series of the Notes.

        "Comparable Treasury Price" means, with respect to any redemption date applicable to a series of the Notes, (i) the average of the applicable Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such applicable Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

        "Independent Investment Banker" means, with respect to each series of the Notes offered hereby, Credit Suisse First Boston LLC or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee.

        "Reference Treasury Dealer" means, with respect to each series of the Notes offered hereby, (i) Credit Suisse First Boston LLC and its successors; provided however, that if the foregoing shall cease to be a primary United States Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for a series of the Notes, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue for that series of the Notes (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

        "Treasury Yield" means, with respect to any redemption date applicable to a series of the Notes, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue for that series, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

        In the case of a partial redemption, selection of the Notes for redemption will be made by the trustee pro rata unless otherwise required by law or regulation (including regulation of DTC). Notes will be redeemed in denominations of $1,000 and multiples thereof. Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. If any Notes are to be redeemed in part only, the notice of redemption that relates to the Notes will state the portion of the Notes to be redeemed. New Notes in principal amounts of $1,000 equal to the unredeemed portion of the Notes will be issued in the name of the holder of the Notes upon surrender for cancellation of the original Notes. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or the portions of the Notes called for redemption.

Certain Covenants

        Restrictions on Secured Funded Debt.    The indenture provides that we will not, nor will we permit any Restricted Subsidiary to, incur, issue, assume, guarantee or create any Secured Debt, without effectively providing concurrently with the incurrence, issuance, assumption, guaranty or creation of any such Secured Debt that the Notes (together with, if we shall so determine, any other of our Indebtedness or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the Notes) will be secured equally and ratably with (or prior to) such Secured Debt, unless, after giving effect thereto, the sum of the aggregate amount of all of our outstanding Secured Debt and the outstanding Secured Debt of our Restricted Subsidiaries together with all Attributable Debt in respect of sale and leaseback transactions relating to a Principal Property (with the exception of Attributable Debt which is excluded pursuant to clauses (1) to (8) under "Limitations on Sale/Leaseback Transactions" below), would not exceed 15% of Consolidated Net Tangible Assets.

        This restriction will not apply to, and there will be excluded from Secured Debt in any computation under this restriction and under "Limitation on Sale/Leaseback Transactions" below, Indebtedness, secured by:

           (1)  Liens on property, shares of capital stock or Indebtedness of any corporation existing at the time such corporation becomes a Subsidiary;

           (2)  Liens on property, shares of capital stock or Indebtedness existing at the time of acquisition thereof or incurred within 360 days of the time of acquisition thereof (including, without limitation, acquisition through merger or consolidation) by us or any Restricted Subsidiary;

           (3)  Liens on property, shares of capital stock or Indebtedness thereafter acquired (or constructed) by us or any Restricted Subsidiary and created prior to, at the time of, or within 360 days (or thereafter if such Lien is created pursuant to a binding commitment entered into prior to, at the time of or within 360 days) after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price (or the construction price) thereof;

           (4)  Liens in favor of us or any Restricted Subsidiary;

           (5)  Liens in favor of the United States of America, any State thereof or the District of Columbia or any foreign government, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute;

           (6)  Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from federal income taxation pursuant to Section 103 (b) of the Internal Revenue Code;

           (7)  Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Indebtedness, if made and continuing in the ordinary course of business;

           (8)  Liens incurred (no matter when created) in connection with our or a Restricted Subsidiary's engaging in leveraged or single investor lease transactions; provided, however, that the instrument creating or evidencing any borrowings secured by such Lien will provide that such borrowings are payable solely out of the income and proceeds of the property subject to such Lien and are not a general obligation of ours or of such Restricted Subsidiary;

           (9)  Liens in favor of a governmental agency to qualify us or any Restricted Subsidiary to do business, maintain self insurance or obtain other benefits, or Liens under workers' compensation laws, unemployment insurance laws or similar legislation;

         (10)  Good faith deposits in connection with bids, tenders, contracts or deposits to secure our or any Restricted Subsidiary's public or statutory obligations, or deposits of cash or obligations of the United States of America to secure surety and appeal bonds to which we or any Restricted Subsidiary are a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business;

         (11)  Liens imposed by law, such as laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens;

         (12)  Liens arising out of judgments or awards against us or any Restricted Subsidiary with respect to which we or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review or Liens arising out of individual final judgments or awards in amounts of less than $1,000,000; provided that the aggregate amount of all such individual final judgments or awards shall not at any one time exceed $1,000,000;

         (13)  Liens for taxes, assessments, governmental charges or levies not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by us or any Restricted Subsidiary, as the case may be;

         (14)  Minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens as to the use of real properties, which Liens, exceptions, encumbrances, easements, reservations, rights and restrictions do not, in our opinion, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of our business and that of our Restricted Subsidiaries;

         (15)  Liens incurred to finance all or any portion of the cost of construction, alteration or repair of any Principal Property or improvements thereto created prior to or within 360 days (or thereafter if such Lien is created pursuant to a binding commitment to lend entered into prior to, at the time of, or within 360 days) after completion of such construction, alteration or repair;

         (16)  Liens existing on the date of the indenture;

         (17)  Liens created in connection with a project financed with, and created to secure, a Nonrecourse Obligation; or

         (18)  Any extension, renewal, refunding or replacement of the foregoing, provided that (i) such extension, renewal, refunding or replacement Lien shall be limited to all or a part of the same property that secured the Lien extended, renewed, refunded or replaced (plus improvements on such property) and (ii) the Funded Debt secured by such Lien at such time is not increased.

        "Attributable Debt" means, in connection with any sale and leaseback transaction under which either we or any Restricted Subsidiary are at the time liable as lessee for a term of more than 12 months and at any date as of which the amount thereof is to be determined, the lesser of (A) total net obligations of the lessee for rental payments during the remaining term of the lease discounted from the respective due dates thereof to such determination date at a rate per annum equivalent to the greater of (i) the weighted average Yield to Maturity (as defined in the indenture) of the Notes, such average being weighted by the principal amount of each series of the Notes and (ii) the interest rate inherent in such lease (as determined in good faith by us), both to be compounded semi-annually or (B) the sale price for the assets so sold and leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such transaction and the denominator of which is the base term of the lease.

        "Consolidated Net Tangible Assets" means, at any date, the total assets appearing on our and our Restricted Subsidiaries' most recent consolidated balance sheet as at the end of our fiscal quarter ending not more than 135 days prior to such date, prepared in accordance with U.S. generally accepted accounting principles, less (i) all current liabilities (due within one year) as shown on such balance sheet, (ii) investments in and advances to Unrestricted Subsidiaries and (iii) Intangible Assets and liabilities relating thereto.

        "Funded Debt" means (i) any of our Indebtedness or Indebtedness of a Restricted Subsidiary maturing more than 12 months after the time of computation thereof, (ii) guarantees of Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (iii) in the case of any Restricted Subsidiary, all preferred stock having mandatory redemption provisions of such Restricted Subsidiary as reflected on such Restricted Subsidiary's balance sheet prepared in accordance with U.S. generally accepted accounting principles, and (iv) all Capital Lease Obligations (as defined in the indenture).

        "Indebtedness" means, at any date, without duplication, all of our obligations for borrowed money or obligations for borrowed money of a Restricted Subsidiary.

        "Intangible Assets" means, at any date, the value, as shown on or reflected in our and our Restricted Subsidiaries' most recent consolidated balance sheet as at the end of our fiscal quarter ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, of: (i) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles; (ii) organizational and development costs; (iii) deferred charges (other than prepaid items, such as insurance, taxes, interest, commissions, rents, pensions, compensation and similar items and tangible assets being amortized); and (iv) unamortized debt discount and expense, less unamortized premium.

        "Liens" means such pledges, mortgages, security interests and other liens on any Principal Property of ours or of a Restricted Subsidiary which secure Secured Debt.

        "Nonrecourse Obligation" means indebtedness or lease payment obligations substantially related to (i) the acquisition of assets not previously owned by us or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of our or any Restricted Subsidiary's properties, as to which the obligee with respect to such indebtedness or obligation has no recourse to us or any Restricted Subsidiary or any of our or any of our Subsidiaries' assets other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

        "Principal Property" means real and tangible property owned and operated now or hereafter by us or any Restricted Subsidiary constituting a part of any store, warehouse or, distribution center located within the United States of America or its territories or possessions (excluding current assets, motor vehicles, mobile materials handling equipment and other rolling stock, cash registers and other point-of-sale recording devices and related equipment and data processing and other office equipment), the net book value of which (including leasehold improvements and store fixtures constituting a part of such store, warehouse or distribution center) as of the date on which the determination is being made is more than 1.0% of Consolidated Net Tangible Assets. As of the date of this Offering Circular, none of our stores constitutes a Principal Property.

        "Restricted Subsidiary" means each Subsidiary other than Unrestricted Subsidiaries.

        "Secured Debt" means Funded Debt which is secured by any pledge of, or mortgage, security interest or other lien on any (i) Principal Property (whether owned on the date of the indenture or thereafter acquired or created), (ii) shares of stock owned by us or a Subsidiary in a Restricted Subsidiary or (iii) Indebtedness of a Restricted Subsidiary.

        "Subsidiary" means any corporation of which at least a majority of the outstanding stock, which under ordinary circumstances (not dependent upon the happening of a contingency) has voting power to elect a majority of the board of directors of such corporation (or similar management body), is owned directly or indirectly by us or by one or more of our Subsidiaries, or by us and one or more Subsidiaries.

        "Unrestricted Subsidiary" means Subsidiaries designated as Unrestricted Subsidiaries from time to time by the our Board of Directors; provided, however, that our Board of Directors (i) will not designate as an Unrestricted Subsidiary any of our Subsidiaries that owns any Principal Property or any stock of a Restricted Subsidiary, (ii) will not continue the designation of any of our Subsidiaries as an Unrestricted Subsidiary at any time that such Subsidiary owns any Principal Property, and (iii) will not, nor will it cause or permit any Restricted Subsidiary to, transfer or otherwise dispose of any Principal Property to any Unrestricted Subsidiary (unless such Unrestricted Subsidiary will in connection therewith be redesignated as a Restricted Subsidiary and any pledge, mortgage, security interest or other lien arising in connection with any Indebtedness of such Unrestricted Subsidiary so redesignated does not extend to such Principal Property (unless the existence of such pledge, mortgage, security interest or other lien would otherwise be permitted under the indenture)).

        Limitation on Sale/Leaseback Transactions.    The indenture provides that we will not, nor will we permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any of our or any Restricted Subsidiary's Principal Property (which lease is required by GAAP to be capitalized on the balance sheet of such lessee), which Principal Property has been or is to be sold or transferred by us or such Restricted Subsidiary to such person (a "sale and leaseback transaction") unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such sale and leaseback transactions plus all Secured Debt (with the exception of Funded Debt secured by Liens which is excluded pursuant to clauses (1) to (18) under "Restrictions on Secured Funded Debt" above) would not exceed 15% of Consolidated Net Tangible Assets.

        This covenant will not apply to, and there will be excluded from Attributable Debt in any computation under this restriction or under "Restrictions on Secured Funded Debt" above, Attributable Debt with respect to any sale and leaseback transaction if:

           (1)  We or a Restricted Subsidiary are permitted to create Funded Debt secured by a Lien pursuant to clauses (1) to (18) inclusive under "Restrictions on Secured Funded Debt" above on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction, without equally and ratably securing the Notes;

           (2)  The property leased pursuant to such arrangement is sold for a price at least equal to such property's fair market value (as determined by our Chief Executive Officer, President, Chief Financial Officer, Treasurer or Controller) and we or a Restricted Subsidiary, within 360 days after the sale or transfer shall have been made by us or a Restricted Subsidiary, shall apply the proceeds thereof to the retirement of our or any Restricted Subsidiary's Indebtedness or Funded Debt (other than Indebtedness or Funded Debt owned by us or any Restricted Subsidiary); provided, however, that no retirement referred to in this clause (2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment provision of Indebtedness or Funded Debt;

           (3)  We or a Restricted Subsidiary apply the net proceeds of the sale or transfer of the Principal Property leased pursuant to such transaction to the purchase of assets (and the cost of construction thereof) within 360 days prior or subsequent to such sale or transfer;

           (4)  The effective date of any such arrangement or the purchaser's commitment therefor is within 36 months prior or subsequent to the acquisition of the Principal Property (including, without limitation, acquisition by merger or consolidation) or the completion of construction and commencement of operation thereof (which, in the case of a retail store, is the date of opening to the public), whichever is later;

           (5)  The lease in such sale and leaseback transaction is for a term, including renewals, of not more than three years;

           (6)  The sale and leaseback transaction is entered into between us and a Restricted Subsidiary or between Restricted Subsidiaries;

           (7)  The lease secures or relates to industrial revenue or pollution control bonds; or

           (8)  The lease payment is created in connection with a project financed with, and such obligation constitutes, a Nonrecourse Obligation.

Merger, Consolidation and Disposition of Assets

        The indenture provides that we shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation with or merger with or into a Restricted Subsidiary or a sale, conveyance, transfer, lease or other disposition to a Restricted Subsidiary) or permit any Person to merge with or into us unless: (a) either (i) we shall be the continuing Person or (ii) the Person (if other than us) formed by such consolidation or into which we are merged or that acquired or leased such of our property and assets shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations under each series of the Notes and the indenture, and we shall have delivered to the trustee an opinion of counsel stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for in the indenture relating to such transaction have been complied with and that such supplemental indenture constitutes an obligation that is legal, valid and binding for us or such successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and (b) we shall have delivered to the trustee an officers' certificate to the effect that immediately after giving effect to such transaction, no Default (as defined in the indenture) shall have occurred and be continuing and an opinion of counsel as to the matters set forth in paragraph (a) above.

        The indenture does not restrict, or require us to redeem or permit Holders of any series of the Notes to cause a redemption of the Notes of that series in the event of, (i) a consolidation, merger, sale of assets or other similar transaction that may adversely affect our creditworthiness or the creditworthiness of our successor or combined entity, (ii) a change in control of the Company or (iii) a highly leveraged transaction involving us, whether or not involving a change in control. Accordingly, the Holders of the Notes would not have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect the Holders of Notes. The existing protective covenants applicable to the Notes would continue to apply to us, or our successor, in the event of such a transaction initiated or supported by us, our management, or any of our affiliates or their management, but may not prevent such a transaction from taking place.

Events of Default, Waiver and Notice

        "Event of Default" with respect to a series of the Notes is defined in the indenture to be if:

           (1)  We default in the payment of all or any part of the principal of such series of the Notes when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

           (2)  We default in the payment of any interest on such series of the Notes when the same becomes due and payable, and such default continues for a period of 30 days;

           (3)  We default in the performance of or breaches any of our other covenants or agreements in the indenture and such default or breach continues for a period of 60 consecutive days after written notice thereof has been given to us by the trustee or to us and the trustee by the Holders of 25% or more in aggregate principal amount of the affected series of the Notes;

           (4)  An involuntary case or other proceeding shall be commenced against us with respect to us or our debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any substantial part of our property and assets, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against us under any bankruptcy, insolvency or other similar law now or hereafter in effect;

           (5)  We (i) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, (ii) consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or for all or substantially all of our property and assets or (iii) effect any general assignment for the benefit of creditors;

           (6)  An event of default as defined in any one or more indentures or instruments evidencing or under which we have at the date of the indenture or shall thereafter have outstanding an aggregate of at least $50,000,000 aggregate principal amount of indebtedness for borrowed money, shall happen and be continuing and such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled within ten days after notice thereof shall have been given to us by the trustee (if such event be known to it), or to us and the trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes of such series; provided that if such event of default under such indentures or instruments shall be remedied or cured by us or waived by the holders of such indebtedness, then the Event of Default under the indenture by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the trustee or any of the Holders of such series; or

           (7)  Failure by us to make any payment at maturity, including any applicable grace period, in respect of at least $50,000,000 aggregate principal amount of indebtedness for borrowed money and such failure shall have continued for a period of ten days after notice thereof shall have been given to us by the trustee (if such event be known to it), or to us and the trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes of such series; provided that if such failure shall be remedied or cured by us or waived by the holders of such indebtedness, then the Event of Default under the indenture by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the trustee or any of the Holders of such series.

        If an Event of Default occurs and is continuing with respect to a series of the Notes, then, and in each and every such case, either the trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes of such series by notice in writing to us (and to the trustee if given by Holders), may declare the entire outstanding principal amount of the Notes of such series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clauses (4) or (5) occurs and is continuing with respect to a series of the Notes, then the principal amount of all the Notes of such series then outstanding and interest accrued thereon, if any, shall be and become immediately due and payable, without any notice or other action by any Holder of Notes of such series or the trustee to the full extent permitted by applicable law.

        Subject to provisions in the indenture for the indemnification of the trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount of the outstanding Notes of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee by the indenture with respect to the Notes of such series; provided that the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of Holders of the Notes of such series not joining in the giving of such direction; and provided further that the trustee may take any other action it deems proper that is not inconsistent with any directions received from Holders of Notes of such series pursuant to this paragraph.

        Subject to various provisions in the indenture, the Holders of at least a majority in principal amount of the outstanding Notes of any series, by notice to the trustee, may waive an existing Default or Event of Default with respect to such series and its consequences, except a Default in the payment of principal of or interest on any Note of such series as specified in clauses (a) or (b) of the first paragraph of this section or in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the Holder of each outstanding Note of such series affected. Upon any such waiver, such Default shall cease to exist with respect to such series, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

        The indenture provides that no Holder of Notes of any series may institute any proceeding, judicial or otherwise, with respect to the indenture or the Notes of such series, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless: (i) such Holder has previously given to the trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes of such series shall have made written request to the trustee to institute proceedings in respect of such Event of Default in its own name as trustee under the indenture; (iii) such Holder or Holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request; (iv) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes of such series have not given the trustee a direction that is inconsistent with such written request. A Holder of Notes of any series may not use the indenture to prejudice the rights of another Holder of such series or to obtain a preference or priority over such other Holder.

Information

        The indenture provides that we shall file with the trustee and transmit to holders of the Notes such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the time and in the manner provided pursuant to such Act.

        The Company will be required to file with the trustee annually, within four months of the end of each fiscal year of the Company, a certificate as to the compliance with all conditions and covenants of the indenture.

Discharge and Defeasance of Notes and Covenants

        The indenture provides that we may terminate our obligations under any series of Notes if: (i) all Notes of such series previously authenticated and delivered, with certain exceptions, have been delivered to the trustee for cancellation and we have paid all sums payable by us with respect to that series of Notes under the indenture; or (ii) (a) the Notes of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the trustee for giving the notice of redemption, (b) we irrevocably deposit in trust with the trustee, as trust funds solely for the benefit of the Holders of the Notes of such series for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee), without consideration of any reinvestment, to pay the principal of and interest on the Notes of such series to maturity or redemption, as the case may be, and to pay all other sums payable by us under the indenture, and (c) we deliver to the trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of our obligations under the indenture with respect to the Notes of such series have been complied with. With respect to the foregoing clause (i), only our obligations to compensate and indemnify the trustee under the indenture shall survive. With respect to the foregoing clause (ii), only our obligations to execute and deliver the Notes of such series for authentication, to set the terms of the Notes of such series, to maintain an office or agency in respect of the Notes of such series, to have moneys held for payment in trust, to register the transfer or exchange of the Notes of such series, to deliver the Notes of such series for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and its right to recover excess money held by the trustee shall survive until the Notes of such series are no longer outstanding. Thereafter, only our obligations to compensate and indemnify the trustee, and our right to recover excess money held by the trustee shall survive.

        The indenture provides that we (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes of such series, and the provisions of the indenture will, except as noted below, no longer be in effect with respect to the Notes of such series ("legal defeasance") and (ii) may omit to comply with any other specific covenant relating to the Notes of such series provided for in a Board Resolution or supplemental indenture which may by its terms be defeased pursuant to the indenture, and such omission shall be deemed not to be an Event of Default under clause (c) of the first paragraph of "—Events of Default, Waiver and Notice" ("covenant defeasance"); provided that the following conditions shall have been satisfied: (a) we have irrevocably deposited in trust with the trustee as trust funds solely for the benefit of the Holders of the Notes of such series, for payment of the principal of and interest on the Notes of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the trustee, to pay and discharge the principal of and accrued interest on the outstanding Notes of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be; (b) such deposit will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound; (c) no Default with respect to the Notes of such series shall have occurred and be continuing on the date of such deposit; (d) we shall have delivered to the trustee an opinion of counsel that (1) the Holders of the Notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under this provision of the indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (2) the Holders of the Notes of such series have a valid security interest in the trust funds, and (e) we have delivered to the trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (d) (1) above may be replaced by a ruling directed to the trustee received from the Internal Revenue Service to the same effect. Subsequent to legal defeasance under clause (i) above, our obligations to execute and deliver the Notes of such series for authentication, to maintain an office or agency in respect of the Notes of such series, to have moneys held for payment in trust, to register the transfer or exchange of the Notes of such series, to deliver the Notes of such series for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and our right to recover excess money held by the trustee shall survive until the Notes of such series are no longer outstanding. After the Notes of such series are no longer outstanding, in the case of legal defeasance under clause (i) above, only our obligations to compensate and indemnify the trustee and its right to recover excess money held by the trustee shall survive.

Modification and Waiver

        The indenture provides that we and the trustee may amend or supplement the indenture or any series of the Notes without notice to or the consent of any Holder of such series:

           (1)  to cure any ambiguity, defect or inconsistency in the indenture; provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders of Notes of such series;

           (2)  to comply with the provisions of the indenture in connection with a consolidation or merger of our company or the sale, conveyance, transfer, lease or other disposal of all or substantially all of our property and assets;

           (3)  to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

           (4)  to evidence and provide for the acceptance of appointment under the indenture by a successor trustee;

           (5)  to make any change that does not materially and adversely affect the rights of any Holder of Notes of such series; or

           (6)  to make any change to conform the indenture to the Description of Notes contained in the Offering Circular relating to the old notes.

        The indenture also contains provisions whereby we and the trustee, subject to certain conditions, without prior notice to any Holders of any series of the Notes, may amend the indenture and the outstanding Notes of such series with the written consent of the Holders of a majority in principal amount of the Notes of such series then outstanding, and the Holders of a majority in principal amount of the outstanding Notes of any series by written notice to the trustee may waive future compliance by us with any provision of the indenture or the Notes of such series.

        Notwithstanding the foregoing provisions, without the consent of each Holder of a series of the Notes affected thereby, an amendment or waiver may not:

           (1)  extend the stated maturity of the principal of, or any installment of interest on, such Holder's Notes, or reduce the principal thereof or the rate of interest thereon, or any premium payable with respect thereto, or change any place or currency of payment where any Note of that series or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor;

           (2)  reduce the percentage in principal amount of outstanding Notes of that series the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the indenture or certain Defaults and their consequences provided for in the indenture;

           (3)  waive a Default in the payment of principal of or interest on any Note of that series of such Holder; or

           (4)  modify any of the provisions of this provision of the indenture, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the Holder of each outstanding Note of that series thereunder affected thereby.

        It shall not be necessary for the consent of any Holder under this provision of the indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement or waiver under this section of the indenture becomes effective, we shall give to the Holders of the series of the

Notes affected thereby a notice briefly describing the amendment, supplement or waiver. We will mail supplemental indentures to Holders of all affected series of the Notes upon request. Any failure by us to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

Governing Law

        The indenture and the Notes will be governed by the laws of the State of New York.

The Trustee

        We and our subsidiaries maintain ordinary banking and trust relationships with The Bank of New York and its affiliates. The Bank of New York is our transfer agent and the registrar of our common stock.

THE EXCHANGE OFFER

        In a registration rights agreement between CVS and the initial purchasers of the old notes, we agreed:

           (1)  to file a registration statement on or prior to 90 days after the closing of the offering of the old notes with respect to an offer to exchange the old notes for a new issue of notes, with terms substantially the same as of the old notes but registered under the Securities Act;

           (2)  to use our best efforts to cause the registration statement to be declared effective by the SEC on or prior to 180 days after the closing of the old notes offering; and

           (3)  to use our best efforts to consummate the exchange offer and issue the new notes within 30 business days after the registration statement is declared effective.

        The registration rights agreement provides that, in the event we fail to file the registration statement within 90 days after the closing date or consummate the exchange offer within 220 days, we will be required to pay additional interest on the old notes over and above the regular interest on the notes. Once we complete this exchange offer, we will no longer be required to pay additional interest on the old notes.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Notes

        This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

  •
  When you tender to us old notes as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

  •
  For each $1,000 principal amount of old notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of new notes.

  •
  We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee's security register with respect to old notes.

  •
  The exchange offer expires at 5:00 p.m., New York City time, on November 15 2004; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term "expiration date" means November 15, 2004 or, if extended by us, the latest time and date to which the exchange offer is extended.

  •
  As of the date of this prospectus, $1,200,000,000 in aggregate principal amount of the old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

  •
  Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions that we describe in the section called "Conditions to the Exchange Offer" below.

  •
  We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

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  We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer" are not satisfied.

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  We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

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  Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

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  Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

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  We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

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  By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See "—Resales of the New Notes."

  Important rules concerning the exchange offer

        You should note that:

  •
  All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by CVS in its sole discretion, which determination shall be final and binding.

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  We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

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  We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

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  Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

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  Neither CVS, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

  What to submit and how

        If you, as the registered holder of an old note, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to The Bank of New York at the address set forth below under "Exchange Agent" on or prior to the expiration date.

        In addition,

           (1)  certificates for old notes must be received by the exchange agent along with the letter of transmittal, or

           (2)  a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent's account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

           (3)  you must comply with the guaranteed delivery procedures described below.

        The method of delivery of old notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old notes should be sent to CVS.

  How to sign your letter of transmittal and other documents

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered:

           (1)  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

           (2)  for the account of an eligible institution.

        If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

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  a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc.; or

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  a commercial bank or trust company having an office or correspondent in the United States

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes and with the signature guaranteed.

        If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by CVS, proper evidence satisfactory to CVS of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "Conditions to the Exchange Offer" below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

        In all cases, we will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

  •
  certificates for old notes, or

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  a timely book-entry confirmation of transfer of old notes into the exchange agent's account at DTC using the book-entry transfer procedures described below, and

  •
  a properly completed and duly executed letter of transmittal.

        If we do not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent's message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

        Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under "—Exchange Agent" on or prior to the expiration date.

        If your old notes are held through DTC, you must complete a form called "instructions to registered holder and/or book-entry participant," which will instruct the DTC participant through whom you hold your notes of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

        If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

           (1)  the tender is made through an eligible institution,

           (2)  prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal, or a facsimile copy, and notice of guaranteed delivery, substantially in the form provided by us, stating:

    •
    the name and address of the holder of old notes,

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    the amount of old notes tendered,

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    the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent; and

           (3)  the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

        You can withdraw your tender of old notes at any time on or prior to the expiration date.

        For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under "Exchange Agent." Any notice of withdrawal must specify:

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  the name of the person having tendered the old notes to be withdrawn;

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  the old notes to be withdrawn;

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  the principal amount of the old notes to be withdrawn;

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  if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder;

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  if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

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  if old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

        Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

        If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

        That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

        In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

        The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver To:

By Registered or Certified Mail:

The Bank of New York, Exchange Agent
Re-organization Unit
101 Barclay Street
Floor 7 East
New York New York 10286
Attention: Diane Amoroso

By Hand or Overnight Delivery:

The Bank of New York, Exchange Agent
101 Barclay Street
Floor 7 East
New York New York 10286
Attention: Diane Amoroso

Facsimile Transmissions:
(212) 298-1915
 To Confirm by Telephone
or for Information:
(212) 815-3738

        Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

        The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

        The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $400,000.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

        Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

        However, any purchaser of old notes who is an "affiliate" of CVS or who intends to participate in the exchange offer for the purpose of distributing the new notes:

           (1)  will not be able to rely on the interpretation of the staff of the SEC;

           (2)  will not be able to tender its old notes in the exchange offer; and

           (3)  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless that sale or transfer is made using an exemption from those requirements.

        By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the old notes will represent that:

           (1)  it is not our "affiliate";

           (2)  any new notes to be received by it were acquired in the ordinary course of its business; and

           (3)  it has no arrangement with any person to participate in the "distribution," within the meaning of the Securities Act, of the new notes.

        In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes. However, broker-dealers who acquired notes directly from the Company may not participate in the exchange offer.

MATERIAL UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER

        In the opinion of Davis Polk & Wardwell, the exchange of old notes for new notes in the exchange offer will not result in any United States federal income tax consequences to holders. When a holder exchanges an old note for a new note in the exchange offer, the holder will have the same adjusted basis and holding period in the new note as in the old note immediately before the exchange.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 135 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes. In addition, until November 15, 2004, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of new notes by broker-dealers.

        New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions, including:

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  in the over-the-counter market;

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  in negotiated transactions;

  •
  through the writing of options on the new notes; or

  •
  a combination of those methods of resale,

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

        Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker dealer or the purchasers of any new notes.

        Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 135 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Davis Polk & Wardwell will opine for us on whether the new notes are valid and binding obligations of CVS.

EXPERTS

        The historical consolidated financial statements of CVS Corporation and its subsidiaries as of January 3, 2004 and December 28, 2002 and for the fifty-three week period ended January 3, 2004 and the fifty-two week periods ended December 28, 2002 and December 29, 2001 and the related consolidated financial statement schedules have been incorporated by reference in this prospectus have been audited and reported upon by KPMG LLP, independent registered public accounting firm. The financial information for the five fiscal years ended, in the table under "Selected Financial and Operating Data" included herein has been derived from financial statements audited by KPMG LLP and has been reported upon by KPMG LLP. Such financial statements, schedules, and selected financial and operating data have been included and incorporated by reference herein in reliance upon the reports of KPMG LLP, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the January 3, 2004, financial statements refer to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", in 2002 and the adoption of the provisions of Emerging Issues Task Force Issue No. 02-16, "Accounting by a Reseller for Cash Consideration received from a Vendor", in 2003.

        With respect to the unaudited interim financial information for the periods ended July 3, 2004 and June 28, 2003, included or incorporated by reference herein, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for the quarter ended July 3, 2004, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of a registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

        You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

        Until 135 days after the expiration of the exchange offer, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$1,200,000,000

CVS
Corporation

4% Exchange Notes due September 15, 2009
4 7/8% Exchange Notes due September 15, 2014

Prospectus

October 14, 2004